Exhibit 99.1

2016-03-10

PRESS RELEASE

Oasmia Pharmaceutical Seeks to Fill Void in Ovarian Cancer Treatment

Market Indicated in Recent National Academy of Medicine Report

New York, March 10, 2016 --- Oasmia Pharmaceutical AB (NASDAQ: OASM), a developer of a new generation of drugs within human and veterinary oncology, today commented on a recent report published by the National Academy of Medicine that highlights the challenges of identifying the disease, as well as the need for additional and more developed treatment options.

The report entitled Ovarian Cancers: Evolving Paradigms in Research and Care, details the many reasons why ovarian cancer is difficult to treat, resulting in it becoming the fifth leading cause of cancer deaths among women, with 21,000 new patients in the US alone diagnosed each year. The authors of the report believe that the disease should not be classified a single disease, but as a number of different cancers all associated with the ovary. The report also states that “clinicians currently have few options for drug therapy, and the long term efficacy of these agents is limited by a high rate of drug resistance,” and recommends that “researchers should develop more effective pharmacologic and nonpharmacologic therapies and combinations of therapies that take into account the unique biology and clinical course of ovarian cancer.”

The importance of developing new and innovative technologies is reflected throughout the report, aligning with Oasmia Pharmaceutical’s strategic goals as it expands its suite of oncology products. Recently, the Company announced $9M USD in sales in Russia for Paclical®, the Company’s lead cancer product approved for treatment of epithelial ovarian cancer in combination with carboplatin. The Company also recent submitted its application for marketing approval of the drug, branded Apealea®, to the Europe Medicines Agency (EMA). Oasmia anticipates Overall Survival Data during the second quarter of 2016, which it will use for the basis of its US submission to the FDA.

“Ovarian cancer has long been considered a difficult disease to identify and address, and one that requires a customized approach in treating,” said Julian Aleksov, Executive Chairman of Oasmia. “This report from the National Academy of Medicine reinforces the need for innovative, viable technologies that can be utilized by medical professionals to treat patients of this disease. We believe Paclical®/Apealea® represent current solutions where the product is already commercialized, including Russia and the CIS, as well as long-term success following market approval in Europe and the United States.”

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Stockholm (OASM.ST), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Capital Markets (OASM.US).

For more information, please contact:

Julian Aleksov, Executive Chairman

Tel: +46 18 50 54 40

E-mail: julian.aleksov@oasmia.com

For media relations:

Eric Fischgrund

Founder

FischTank

Tel: +1 (646) 699 1414

E-mail: eric@fischtankpr.com

For investor relations:

Robert Haag

Managing Partner

IRTH Communications

Tel: +1 (866) 976 4784

E-mail: oasm@irthcommunications.com

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

“Oasmia is required under the Financial Instruments Trading Act to make the information in this press release public.

The information was submitted for publication at 13.00, CET on March 10, 2016.”